Ballard Power Systems

News Release

Ballard and Anglo American Platinum Developing Fuel Cell Home Generator For African Market

•	Anglo American Platinum investing in development of clean power generator to enable electrification of rural communities

For Immediate Release – November 8, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced successful completion of the first phase of work, and significant progress on the second phase, with Anglo American Platinum Limited (Anglo American Platinum; www.angloplatinum.com) under a Product Development Agreement related to fuel cell-powered electric generators for the African rural home market.

Under the agreement, Anglo American Platinum has committed to fund development and testing of the planned home generator product, which will be capable of providing primary power to homes in remote African communities that are without access to the electrical grid. Work to date has included a market feasibility study, testing of a proof-of-concept system based on existing technology from Ballard and Dantherm Power, Ballard’s backup power company, and initial work on a prototype system.

Andrew Hinkly, Executive Head – Commercial for Anglo American Platinum said, “This is a key initiative, as part of our commitment to beneficiation in South Africa. It will create jobs, deliver clean energy to parts of Africa that go without power today, and of course promote a product that uses platinum. So, we are delighted to be working with a fuel cell market leader in Ballard.”

The home generator product is being developed as a means of addressing the many African households in rural communities that are currently unable to economically access the grid as a result of distance or terrain. The home generator will run on readily available methanol fuel, utilizing an integrated fuel reformer. Ballard is providing fuel reformer and fuel cell stack technology and Dantherm Power will provide the remaining system components needed for the finished product.

John Sheridan, President and CEO of Ballard Power Systems said, “We are excited by the progress to date under our agreement with Anglo American Platinum. The agreement is clear evidence of their commitment to fuel cells and will enable the development of an integrated small-scale stationary power system, which could have a transformational impact in South Africa and beyond.”

Once Ballard has completed development of a prototype system meeting commercial product requirements, the companies will undertake further field trials, potentially leading to the manufacture, distribution and support of a commercial product for the African market. The low-cost fuel reformer being developed for the home generator will also represent an important evolutionary step for the methanol fuel cell products recently acquired by Ballard from IdaTech.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product development activities, market adoption for our products, the impact on those markets and business development opportunities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com